SO 3/5/02

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 48986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benson York Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8723 Fourth Avenue
(No. and Street)

Brooklyn (City) NY (State) 11209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Caldera 718-491-6650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Compnay, LLP
(Name — *if individual, state last, first, middle name)*

1333 Broadway Suite 516 (Address) New York, (City) NY (State) 10018 (Zip Code)

PROCESSED
MAR 2 6 2002
P
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22/02

OATH OR AFFIRMATION

I, Michael Caldera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benson York Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PIERRE M. BITAR
NOTARY-PUBLIC
RN 01BI6004733
QUAL. IN-STATE OF N.Y.
exp March 30, 2002
Feb-27-2002

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON YORK GROUP, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Benson York Group, Inc.

We have audited the accompanying statement of financial condition of Benson York Group, Inc. as of December 31, 2001, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benson York Group, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 21, 2002
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

BENSON YORK GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in bank and on hand		$ 12,955
Due from broker		297,299
Deposit with clearing organization		2,336
Prepaid expenses		9,899
Securities, at market value		2,694
Total Current Assets		325,183
FIXED ASSETS		
Office furniture, fixtures and equipment	97,427	
Automobiles	5,500	
	102,927	
Less: Accumulated depreciation	72,067	
Total Fixed Assets		30,860
OTHER ASSETS		
Organization costs (net of amortization)	6,301	
Other assets	3,300	
Total Other Assets		9,601
		$365,644

See accompanying notes

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable, accrued expenses and taxes		$ 92,903
Due to broker		71,024
Loans payable		35,000
Total Liabilities		198,927
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
Authorized 10,000,000 shares, $.01 par value		
Issued and outstanding 4,197,800 shares	$ 41,978	
Capital in excess of par value	1,948,184	
Retained earnings (deficit)	(1,537,945)	
	452,217	
Less: Treasury stock 205,100 shares	285,500	
Total Shareholders' Equity		166,717
		$365,644

BENSON YORK GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Trading profits (losses)		($ 404,798)
Commission income		1,459,366
Interest income		6,530
Miscellaneous income		64,166
Total Income		1,125,264
EXPENSES		
Officer's salary	$ 49,227	
Office salaries	96,102	
Brokers commissions	989,700	
Clearing charges	151,670	
Customer write offs	43,795	
Employee benefits	3,793	
Payroll taxes	2,689	
Interest	1,128	
Rent	27,600	
Telephone and telegraph	9,089	
Office expenses and stationery	15,528	
Consulting fees	6,000	
Messenger and delivery	8,122	
Professional fees	57,391	
Advertising	17,256	
Entertainment and promotion	207	
Repairs and maintenance	9,208	
Utilities	5,594	
Education and seminars	3,718	
Registration and filing fees	53,059	
Quotes and tickers	39,883	
Website expenses	16,946	
Depreciation and amortization	27,595	
Total Expenses		1,635,300
NET (LOSS) BEFORE TAXES		(510,036)
STATE AND CITY TAXES		1,677
NET (LOSS)		($ 511,713)

See accompanying notes

BENSON YORK GROUP, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001		$252,930
Add: Proceeds from sale of common stock		470,500
		723,430
Less: Net loss	($511,713)	
Repurchase of common stock	(45,000)	(556,713)
BALANCE - DECEMBER 31, 2001		$166,717

See accompanying notes

BENSON YORK GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($511,713)
Depreciation and amortization	27,595
Net increase in operating assets and liabilities, detailed below	54,626
Net Cash (Used in) Operating Activities	(429,492)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of common stock	470,500
Repurchase of common stock	(45,000)
Net Cash Provided by Financing Activities	425,500
Net (decrease) in cash	(3,992)
CASH - JANUARY 1, 2001	16,947
CASH - DECEMBER 31, 2001	$ 12,955
OPERATING ASSETS AND LIABILITIES	
(Increase) decrease – prepaid expenses	($ 407)
(Increase) decrease – receivable from brokers and dealers	(2,694)
(Increase) decrease - Securities, at market value	135,192
(Increase) decrease - deposit with clearing organization	(113,699)
Increase (decrease) - accounts payable, accrued expenses and taxes	(14,605)
Increase (decrease) – due to broker	17,630
Increase (decrease) – short securities, at market value	(1,791)
Increase (decrease) – loans payable	35,000
DECREASE IN OPERATING ASSETS AND LIABILITIES	$ 54,626

See accompanying notes

BENSON YORK GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001	$ -0-
BALANCE - DECEMBER 31, 2001	$ -0-

See accompanying notes

BENSON YORK GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Securities are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are changed to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended	
December 31, 2002	27,600

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

Counsel for the Company advised that there is no litigation of a material nature pending against the Company.

BENSON YORK GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables and securities approximated their respective fair values.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined of 6 2/3% of aggregate indebtedness, or $100,000, whichever is greater. At December 31, 2001 the Company had a net capital of $122,435 which exceeded the requirements by $22,435.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SCHEDULE I

BENSON YORK GROUP, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

TOTAL SHAREHOLDERS' EQUITY		$166,717
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$166,717
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 30,860	
Other assets	11,937	
Total Non-Allowable Assets		42,797
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		123,920
HAIRCUTS		
Securities		1,485
NET CAPITAL		$122,435

SCHEDULE I

BENSON YORK GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2001

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Due to broker	$ 71,024
Accounts payable, accrued expenses and taxes	92,903
Loans payable	35,000
TOTAL AGGREGATE INDEBTEDNESS	$198,927
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	162.5%

BENSON YORK GROUP, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2001

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 13,262
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$100,000
NET CAPITAL REQUIREMENT	$100,000
EXCESS NET CAPITAL (Net capital less net capital requirement)	$ 22,435
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$102,542

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Benson York Group, Inc.

We have audited the financial statements of Benson York Group, Inc. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 21, 2002. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and the practice and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. Under auditing standards generally accepted in the United States of America and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the executing and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph above would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 21,2002
New York, New York

BENSON YORK GROUP, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001